DC

NO ACT
P.E 1-23-03
1-2256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03010035

February 4, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act 1934
Section
Rule 14A-8
Public Availability 2/4/2003

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated January 23, 2003 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that ExxonMobil therefore withdraws its January 15, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Traci A. Thelen
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, CO 80202-5627

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 15, 2003

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Non-Audit Services

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Financial Investors Trust, acting on behalf of the United Association S&P 500 Index Fund, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. For the reasons explained below, we intend to omit the proposal from our proxy material for the meeting. To the extent this letter relates to matters of law, it is my opinion as counsel for ExxonMobil.

Proposal Relates to Management Functions.

The proposal urges the Board to adopt a policy that the firm appointed to be the company's independent accountants will only provide audit services and will not provide any other services.

We believe the proposal deals with a matter relating to the company's ordinary business operations and may therefore be omitted under Rule 14a-8(i)(7).

We recognize that in light of various highly-publicized accounting scandals, the general issue of auditor independence and the specific issue of auditors' providing non-audit services have raised significant public policy considerations. As a result, during the 2002 proxy season the staff consistently took the position that companies could not rely on Rule 14a-8(i)(7) to exclude shareholder proposals on this topic. See, for example, Motorola, Inc. (available January 16, 2002).

We do not disagree with the staff's position in last year's letters. However, we believe that events subsequent to the issuance of those letters have effectively resolved the public policy issue.

Specifically, since the last proxy season the Sarbanes-Oxley Act of 2002 ("SOX") has been enacted into law. Section 201 of SOX prohibits accounting firms from performing a number of non-audit services for audit clients, and Section 208 of SOX directs the SEC to promulgate rules to carry this prohibition into effect.*

In response, the SEC issued Release No.33-8154 (December 2, 2002) (the "Release"), which, among other measures, proposes strict limits on the types of non-audit services that may be provided by a company's independent auditors. Specifically, as the Release explains, non-audit services will only be permitted if several key principles are met. These principles, taken from the legislative history of SOX, are that an accounting firm should not:

- audit its own work;
- function as a part of management or as an employee of the audit client;
- act as an advocate of the audit client; or
- be a promoter of the issuer's stock or other financial interests.

These rules are required to be finalized before the end of January 2003, well in advance of our 2003 annual meeting. Once these rules take effect, our auditors will, in the words of the Release, be prohibited from "any service or scenario that reasonably could create one or more of the conflicts identified in the principles" outlined above.

We therefore suggest that the public policy debate regarding non-audit services which existed during the 2002 proxy season has been substantially resolved through these legislative and regulatory actions. Put differently, we believe the decision whether to retain the company's auditor to provide additional non-audit services within the narrow limits of SOX and pending SEC rules -- services which, in accordance with the findings of both Congress and the SEC, will not impair independence -- has been returned to the realm of an ordinary business decision under purview of the company's audit committee. As such, we believe the shareholder proposal may be omitted from our proxy material under Rule 14a-8(i)(7).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

* SOX also imposes a number of additional requirements designed to strengthen auditor independence, including requirements for audit committee pre-approval of permitted services and enhanced disclosure (Sections 201 and 202); audit partner rotation (Section 203); auditor reports to the audit committee (Section 204); avoidance of conflicts of interest (Section 206); audit committee independence and authority (Section 301); and avoidance of improper influence on audits (Section 303). Related actions are also pending through NYSE and NASDAQ rulemaking.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

JEP/pdb

Enclosures

cc w/enc: Proponent:
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

EXHIBIT 1

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

December 13, 2002

RECEIVED
DEC 13 2002
P.T. MULVA

Mr. Patrick T. Mulva
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal

Dear Mr. Mulva,

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund (the "Fund") the enclosed shareholder proposal for inclusion in the ExxonMobil Corporation's (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in ExxonMobil Corporation for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate, at a later date, a representative to present the proposal at the annual meeting. Please call me with any questions.

Sincerely,

Traci A. Thelen
Traci A. Thelen
Secretary

Enclosures

SHAREHOLDER RELATIONS
DEC 13 2002
NO. OF SHARES ________
DISTRIBUTION: PTM; DLT; DGH;
SMD; FLR; REG; JEP; LKB

RESOLVED: The shareholders of ExxonMobil (the "Company") urge the Board of Directors to adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

New disclosure requirements by the Securities and Exchange Commission required corporations, starting in 2001, to disclose how much they were paying their "independent" auditors for audit work and how much they were paying them for "other" work.

The results were startling. Surveys by the Wall Street Journal and the Investor Responsibility Research Center each found that, on the average, corporations were paying their "independent" auditors three times more for "other" work than for their audit work. That raised the obvious concern as to how "independent" and objective the auditors really were. This concern was heightened by the subsequent accounting scandals at Enron and WorldCom.

In response to these accounting concerns, President Bush signed into law the Sarbanes-Oxley Act, which places restriction on the types of non-audit services auditors can render in an effort to reduce the conflict of interests. While the new law is certainly a step in the right direction, it does contain a potential and serious loophole. The auditors can still render tax and certain other services as long as they are pre-approved by the audit committee.

According to this Company's 2002 proxy statement, it paid its auditors $14.1 million for tax services and $17.7 million for audit services. Such substantial payments for tax services alone does not provide comfort to shareholders concerned about auditor conflicts of interest.

It is respectfully submitted that this new Board of Directors could send a positive message to its investors and the public at large by adopting a policy that in the future its auditors would do no other work for the Company.

National City®

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

December 4, 2002

Patrick T. Mulva
Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

Re: ExxonMobil Corporation holding in UA S&P 500 Index Fund

Dear Mr. Mulva:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business 12/03/02 the Fund held 484,140.000 units of ExxonMobil Corporation. Our records indicate that The Fund has held shares of ExxonMobil Corporation for at least 2 year(s) with a balance of 254,546.000 units effective 12/01/00.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 13, 2002

VIA UPS - OVERNIGHT DELIVERY

Ms. Traci A. Thelen
Secretary
Financial Investors Trust
370 Seventeenth Street, Suite 3100
Denver, CO 80202-5627

Dear Ms. Thelen:

This will acknowledge receipt of the proposal concerning non-audit services, which you have submitted on behalf of the United Association S&P 500 Index Fund in connection with ExxonMobil's 2003 annual meeting of shareholders. By copy of a letter from National City Bank, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We believe a dialogue on this proxy proposal would be useful. Please contact Dave Henry on my staff at 972.444.1193 and let him know possible times that would be convenient to you for such a discussion. We believe we can demonstrate to you that your underlying concerns are already effectively addressed.

Sincerely,

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 23, 2003

RECEIVED
2003 JAN 27 AM 10: 02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Shareholder Proposal from Financial Investors Trust Regarding
Non-Audit Services -- Withdrawal of No-Action Request

Gentlemen and Ladies:

By letter dated January 15, 2003, ExxonMobil advised you of our intention to omit from the proxy material for our 2003 annual meeting a shareholder proposal from Financial Investors Trust ("FIT"), acting on behalf of the United Association S&P 500 Index Fund, regarding non-audit services.

After discussions with representatives of FIT, during which we reviewed the nature of the non-audit services provided by our auditor and disclosed in our proxy statement, FIT determined to withdraw their proposal. We therefore also withdraw our no-action letter request on this proposal, as the matter is now moot.

We note that ExxonMobil also received a substantially identical proposal from Bartlett Naylor (the "Naylor Proposal"), with respect to which we have also submitted a no-action letter request. The Naylor Proposal has not been withdrawn, and we continue to request the staff's concurrence with our intention to omit the Naylor Proposal from the proxy material for our upcoming annual meeting. However, in light of the withdrawal of the FIT Proposal, it is necessary for us to modify the arguments made in our no-action letter request on the Naylor Proposal. We are submitting a separate letter to the staff explaining those modifications.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to the proponent.

Sincerely,

James Earl Parsons

JEP/pdb

cc: Proponent:
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

United Association S&P 500 Index Fund

January 22, 2003

RECEIVED
JAN 23 2003
P.T. MULVA

Mr. Patrick T. Mulva
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal

Dear Mr. Mulva:

This will serve as notice that we are withdrawing our recently submitted shareholder proposal (the "Proposal") on behalf of the United Association S&P 500 Index Fund for inclusion in the ExxonMobil Corporation's (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting.

The Proposal centered on our concern regarding the integrity of the Company's financial statements and the importance of insuring auditor independence. We now recognize the circumstances in relation to the significant other work that involves the expatriate tax services provided by your auditors for your employees working outside of the United States. We also recognize the competitive bidding process exercised by the Company in the selection of the firm that provides this specialized service.

As expressed by Sean O'Ryan of the United Association last week, we would like to emphasize the importance that investors place on perception with respect to auditor independence. We request that the audit committee of the Company take this matter into consideration when they select the audit firm to provide the expatriate tax services for the next three years. We appreciate the opportunity to discuss this important corporate governance issue with your Company.

Sincerely,

Traci A. Thelen
Secretary

SHAREHOLDER RELATIONS

JAN 23 2003

NO. OF SHARES ________
DISTRIBUTION: PTM; ~~DLT~~; DGH;
~~SMB~~; FLR; ~~REG~~; JEP; ~~LKB~~

PMB 606, 303 16th Street, Suite 016, Denver, Colorado 80202-5657 • (888) 766-8043 • www.uafund.com

Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
972-444-1473 Telephone
972-444-1488 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

ExxonMobil

FACSIMILE TRANSMITTAL SHEET

Date: 2/4/03

TO: Grace Lee

COMPANY: Securities and Exchange Commission

FAX #: 202-942-9525

This facsimile consists of 2 pages (including this page).

Message:

Ms. Lee:

Attached please find a copy of the withdrawal notice from the United Association S&P 500 Index Fund.

Please let me know if you need anything else.

Regards,

[signature]

To report transmission problems, please call Cindy Hayre @ (972) 444-1482.